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                                  ROPES & GRAY
                              ONE FRANKLIN SQUARE
                              1301 K STREET, N.W.
                                 SUITE 800 EAST
[LETTER HEAD]               WASHINGTON, DC 20005-3333            [LETTER HEAD]
                                 (202) 626-3900
                              FAX: (202) 626-3961


                                August 28, 1997

The One Group(R)
3435 Stelzer Road
Columbus, Ohio 43219

Ladies and Gentlemen:

     You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of shares of beneficial interest in the amount of $25,895,823,466.00, without par value (the "Shares"), of The One Group(R) (the "Trust") sold in reliance upon the Rule during your fiscal year ended June 30, 1997.

     We have examined your Amended and Restated Agreement and Declaration of Trust, as further amended, as on file at the office of the Secretary of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your shares of beneficial interest at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your Code of Regulations and such other documents as we have deemed necessary for the purposes of this opinion.

     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and legally issued and are fully paid and non-assessable.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice when filed with the Commission.


                                          Very truly yours,

                                          /s/ ROPES & GRAY

                                          Ropes & Gray